RECEIVED

2007 NOV 30 A 5:52

November 21, 2007

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

07028317

SUPPL

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel, Steel Dynamics Launch First ITmk3 Project, Plan to construct commercial ironmaking plant in Minnesota"

Thank you for your assistance in handling it as required.

Sincerely yours,

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

dlw 12/3

KOBELCO

NEWS RELEASE

KOBE STEEL, LTD.

CONTACT: Gary Tsuchida, Publicity Group
Phone +81-(0)3-5739-6010
Email appress@kobelco.com

9-12, Kita-Shinagawa 5-chome, Shinagawa-ku
TOKYO 141-8688, JAPAN
www.kobelco.co.jp

Kobe Steel, Steel Dynamics Launch First ITmk3 Project, Plan to construct commercial ironmaking plant in Minnesota

TOKYO, November 21, 2007 – Kobe Steel, Ltd. announces that it has reached agreement with Steel Dynamics, Inc. (SDI) for Kobe Steel and SDI to construct an ironmaking plant using Kobe Steel's ITmk3® Process at Hoyt Lakes, Minnesota (USA). Total investment is projected to reach $235 million (about 26 billion yen). Plans call for the new facility, which will have an annual production capacity of 500,000 metric tons per year, to start up in mid-2009.

The ITmk3 Process is an innovative next-generation technology that in a continuous process rapidly produces high-grade iron nuggets for use in steelmaking. High-purity iron is produced in the form of small, inert nuggets that are ideal in meeting the pig iron requirements of electric-arc-furnace mini-mills producing high-grade flat-rolled steels. In addition, the process is environmentally friendly, generating about 20 percent less carbon gases than in the traditional blast furnace/BOF ironmaking process used by integrated steel mills.

Following the completion of trials demonstrating the viability of the process in July 2004, Kobe Steel and SDI began working on the next stage: planning the construction of the first commercial-scale ITmk3 plant. The agreement to formally confirm the launch of the commercial plant project was signed yesterday, November 20, 2007, at SDI's headquarters in Fort Wayne, Indiana.

This first ITmk3 commercial plant will be constructed and operated through a joint venture, Mesabi Nugget Delaware, LLC, which will produce and sell the iron nuggets. SDI will invest $85 million in the venture, holding an 81% equity share, while Kobe Steel will invest $20 million for a 19% share. SDI will manage the construction of the facility and operate it.

Kobe Steel will provide the ITmk3 process license, engineering services, primary production equipment, and technical support. Kobe Steel expects the commercial plant to provide essential operating data on plant and process effectiveness.

SDI anticipates that all of the nuggets produced by the ITmk3 plant will be consumed in its mini-mills. In a related initiative, SDI is acquiring an existing mine near the ITmk3 plant site on the Mesabi Iron Range and plans to construct a facility for concentrating iron ore. The processed iron ore will be used as a raw material feedstock for the nugget plant.

The start of the first commercial ITmk3 plant project is a significant step forward for the next-generation ironmaking process, which is increasingly recognized around the world, said Kobe Steel. Kobe Steel is also working on other commercial ITmk3 projects, including one in Michigan, which Kobe Steel is studying with Cleveland-Cliffs Inc.

With world steel demand continuing to rise, global crude steel production has been growing yearly by 60 million to 100 million metric tons, reaching 1.24 billion metric tons in 2006. Over the medium- to long-term future, steel demand is anticipated to continue increasing, along with the corresponding need for cold iron units, which consist of iron units other than blast-furnace hot metal. Kobe Steel believes the ITmk3 Process is one of the most effective ways to meet this new demand.

The ITmk3 Process, with its lower carbon-dioxide emissions and capital investment, is highly suitable for developing countries that are growing their steel industries. In addition, the ITmk3 Process can use relatively low-grade iron ore and coal, which are difficult to use in blast furnace ironmaking, to keep raw material costs down. Mining companies traditionally supply raw materials

to integrated blast-furnace steelmakers. However, the ITmk3 Process enables mining companies to produce and sell value-added iron nuggets to electric arc furnace steelmakers. Along with these advantages, the real value of the ITmk3 Process is that it produces high-grade iron nuggets comparable in quality to blast-furnace pig iron.

In addition to grappling with environmental issues, the world steel industry faces a tight raw material market and higher costs due to the sharp increase in steel production. Under these difficult conditions, the ITmk3 Process is an attractive alternative that provides a number of solutions. Kobe Steel, with subsidiary Midrex Technologies, Inc., is a leading company of direct reduction processes, and its MIDREX® Direct Reduction Process is used to produce 60% of the world's direct reduced iron. As a member of the world steel industry, Kobe Steel has launched a revolutionary ironmaking process that is in step with the present age, increasing its corporate value as well as contributing to society.

About the ITmk3 Process

1. Pulverized iron ore and pulverized coal are agglomerated into ball-shaped pellets.
2. The pellets are fed into a rotary hearth furnace. Reduction, melting and slag separation occur in about 10 minutes.
3. The resulting product is high-grade iron nuggets of 5 mm to 25 mm in diameter.

Advantages of the ITmk3 Process

1. The ITmk3 Process in conjunction with EAF steelmaking emits about 20% less carbon dioxide than a blast furnace coupled with a basic oxygen furnace.
2. Raw material pretreatment facilities (coke ovens, sintering plants and pellet plants) are unnecessary.
3. ITmk3 is highly suitable for mining sites.

Features of the Iron Nuggets

1. Iron nuggets are slag-free, high-purity iron units of the same quality as pig iron. They have a metallic iron content of 96% to 97%.
2. Iron nuggets improve the productivity of electric arc furnaces. With good meltability, iron nuggets can be continuously fed into EAFs.
3. Iron nuggets are easy to transport and handle. High in density, they do not reoxidize or generate fines.

Profile of Mesabi Nugget Delaware

Company name:	Mesabi Nugget Delaware, LLC
Established:	June 2006
Headquarters:	Fort Wayne, Indiana (USA)
Business:	Production and sale of iron nuggets
Production capacity:	500,000 metric tons per year

Profile of Steel Dynamics

Company name:	Steel Dynamics, Inc.
Chairman & CEO:	Keith Busse
Established:	1993
Headquarters:	Fort Wayne, Indiana, USA
Employees:	3,490 (in 2006)
Sales:	$3.2 billion (in 2006)
Business:	Electric-arc-furnace steelmaker (5 mini-mills)
Steel production capacity:	About 5.2 million tons
Planned capacity (2009):	6.7 million tons

END